FP: CRYPTO LAUNCH

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

THE COMPANY

1.   Name of issuer: Cyber Consumer Club Corporation

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

FP:

OFFERING STATEMENT

CYBER CONSUMER CLUB CORPORATION 2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Mohamed Sultan Al Mughairy*
Dates of Board Service:	08/23/2018
Position on Board	Chairman and Director
Principal Occupation:	President/CEO
Employer:	Cyber Consumer Club Corporation
Dates of Service:	08/23/2018 to present
Employer's principal business:	Consumer Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President/CEO
Dates of Service:	08/23/2018 to present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	DBA "International Interlocutors"
Employer's principal business:	International Business Consultant
Title:	Principal Consultant
Dates of Service:	1981 to present

FP: CRYPTO LAUNCH



**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Responsibilities:	General consultation on international trade, markets and marketing. Understanding the differences between the American way of doing business and those of foreign countries. Diversified pool of contacts with key decision makers in certain foreign countries. Knowledge and expertise. coupled with the necessary connections to reach such persons in new and emerging markets. General Consultation on overseas markets, with special emphasis on fast and effective market penetration. The importance of understanding foreign cultures,and potential for doing business with special assessments of possible overseas business partners or joint venture partners. Special consultation on how to obtain overseas development projects and negotiations of contracts on such projects. Special consultation on distributorships and market development thereof.. Advice on strategies in the interactions of language and cultural differences in market analysis and marketing techniques and strategies.. As a multi linguist; the generation and creation of a congenial atmosphere for furthering business interests.

Name:	Maria D. Lara Maldonado
Dates of Board Service:	08/23/2018 - Present
Position on Board	Director
Principal Occupation:	Owner/CEO
Employer:	Betak LLC
Dates of Service:	05/01/2010-Present
Employer's principal business:	Business Support Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Treasurer
Dates of Service:	08/23/2018 - Present

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
	RESUME SECTION
Employer:	Betak
Employer's principal business:	Business Support Services
Title:	Owner/CEO
Dates of Service:	05/01/2010-Present
Responsibilities:	General Management, administration, client acquisition, contract negotiations, handles day-to-day responsibilities of CFO position.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	*Mohamed Sultan Al Mughairy*
Title:	Chief Executive Officer / Secretary
Dates of Service:	08/23/2018 to present
Responsibilities:	General Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No other positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
	No other positions

FP: CRYPTO LAUNCH

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Name:	Maria D. Lara Maldonado
Title:	Treasurer
Dates of Service:	08/23/2018 to present
Responsibilities:	Oversees company finances
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No other positions within company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Betak
Employer's principal business:	Business Support Services
Title:	Owner/CEO
Dates of Service:	05/01/2010-Present
Responsibilities:	General Management, administration, client acquisition, contract negotiations, handles day-to-day responsibilities of CFO position.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

CLASS A / TOTAL 1,250 SHARES	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Mohamed Sultan Al Mughairy	834	66.67%
Maria D. Lara Maldonado	416	33.33%



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

4Cs
The Consumer Market

Definition: Consumer Markets

Consumer markets refers to the markets where people purchase products for consumption and are not meant for further sale. This market is dominated by the products and services which consumers use in their daily lives.

Each time a consumer purchases a commodity for his own usage he is participating in a consumer market. Each time a consumer uses a service for his own purposes he is participating in a consumer market. Primarily there are four types of consumer markets; food and beverages, retail consumer products, transportation and services. In consumer markets, purchasers make their own decisions to purchase products and these products can be used for personal use or can be shared with others. Marketing plays a role of paramount importance in consumer markets by influencing customer's preferences and purchasing decisions and educating them on the options available in the market. Brand loyalty of consumer plays a significant role in consumer markets. Consumer markets are different from business markets in the sense that in business markets products are sold to different businesses and/or intermediaries for further resale.

4Cs is focused on this particular marketplace. The consumer market. As shown further down, in this analysis, this marketplace totaled in 2014, to an annual expenditure of over US $45 trillion. At that time the United States total economy constituted $18 trillion,, and $13 trillion of that was in annual consumer expenditure.. Over 70% of the U.S. economy is in the consumer market.

Current estimates put the worldwide annual consumer market at $55 trillion.

Understanding Pricing of Consumer Products

Many factors go into the pricing of a consumer product. Here are a few, but not all, the factors that affect the pricing of consumer goods or services. The first obviously is the cost of manufacturing. And then the following costs are added; warehousing/storage/transportation and insurance at every phase of delivery to the retailer. Profits are made by every company involved in the distribution process, and finally after all that, the product is probably doubled in price to cover the cost of retail space, administrative and marketing costs and profit for the retailer. In the case of home delivery, there is the additional cost of delivery and insurance. These are some, but not all of the costs. What **4Cs** is focussed on are the last items in the pricing structure. The marketing or promotional cost and the profit of the retailer. And these may cover up to 50%, or more, of the price the consumer pays for the product. Does that mean they are overcharging?, the answer is no!; retail space and marketing costs are very expensive. And for a retailer to be able to make a reasonable profit, they have to cover those costs.

Understanding Discounts, Discount Coupons, Points rewards etc

There are many reasons for the existence of these programs or marketing tools. Ranging from incentives to purchase to clearance of dead inventory. From promoting return business to generating brand loyalty. Whatever the reason, essentially, the retailer is offering to give you, indirectly, a 'cash' return or indirectly, a deduction from the price of the product, which means a 'cash' incentive.
The limitation within these systems is that they either have an expiration date or some other form of redundancy or termination of the offer or reward. In addition, they may have other forms of limitations, like having to buy the same product again or shop at the same establishment again.

FP:

OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

In none of these systems can you accumulate, save, spend or invest that 'incentive' or 'cash' return.



4Cs Solutions

4Cs resolves all these issues. And for the very first time; it provides real solutions to all these dilemmas.

This creates a totally new dimension to the world of 'incentive selling' or 'loyalty' programs and in the sphere of discounts as an attraction to increasing sales.

A new generation in the field of marketing is here!

One in which, the consumer, at long last, will be in a position to negotiate terms in which he or she wants to be rewarded in the world of incentive marketing or discount selling allures.

A new dimension in which the consumer is the 'boss' and can negotiate terms on an equal footing with the vendor, by combining their purchasing power and dictating to a certain extent the terms of doing business. And the way he or she wants to be rewarded, for brand loyalty, discount coupon payments or repeat business incentives.

Consumer Reward Programs -
An Overview

Customer loyalty programs, as part of retention marketing, is an essential method used by traditional, brick-and-mortar stores and internet marketing companies to bring back customers to their establishments. Brands leverage reward programs such as 'points' referrals and other types of VIP rewards systems to increase patronage and/or retain customer relationships.

In the US alone, there are 3.3 billion memberships in customer loyalty programs.

FP:

OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Recent studies have indicated that **66%** of consumers in the United States spend more on brands, to which they are loyal and **55%** recommend such brands to their friends and family. Retail establishments have to up their game in engaging with their customers in innovative and creative ways to provide a holistic shopping experience, which will prompt customers to feel more loyal about a product, service or company.

What is 4Cs and what is GAINS
4Cs is the DBA for the company known as Cyber Consumer Club Corporation.

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Cyber Consumer Club Corporation
HAS ALSO CREATED A SECURITY DIGITAL TOKEN NAMED 4Cs,
based on the Ethereum ERC20 Blockchain Technology.

4Cs TOKENS REPRESENT A PART SHARE OF THE COMPANY'S STOCK.
ONE 4Cs SHARE IS EQUAL TO 1000 4Cs SECURITY TOKENS

and;

Cyber Consumer Club Corporation;
IS ALSO USING A UTILITY DIGITAL TOKEN AND/OR COUPON KNOWN AS GAINS
GAINS is an internal unit of measurement for the company's rewards system.
One GAINS is equivalent to one US dollar.

One Gains = $1

GAINS CANNOT BE USED AS A CURRENCY ….
FOR THE PURCHASE OF GOODS OR SERVICES.
THEY ARE A REWARDS SYSTEM AND MUST BE CONVERTED INTO DOLLARS IN ORDER TO BE SPENT.

4Cs COMPANY CONVERTS THEM FOR THE MEMBERS/USERS.

GAINS is used for storing all commissions or bonuses earned, and any, and all benefits or rewards earned by the members from the **4Cs** affiliate rewards programs.

GAINS is also a digital unit of measurement for storing 'value' or 'worth' of discount coupons, reward points, reward air miles or all other forms of discounts and/or promotional rewards.

Gains cannot be used as a currency for the purchase of goods or services. It must first be converted to legal tender, such as the US dollar or Euro, in order to be used for the purchase of goods or services. The company will conduct the conversion without a fee.

Unlike other discount coupons or rewards programs, **Gains have no expiration dates.**
Gains will be used in conjunction with a Shopping Directory which has been developed and will be introduced shortly as a part of the system. The international shopping directory with worldwide application will be known as the GAINS DIRECTORY.

It is also planned that a 'Shopping PayApp' known as **'GainsPay'** will be developed to complement the 'shopping eco-system'. Other digital tools will also be developed to enhance the system.

Gains coin holders are not shareholders of **4Cs**.

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100



PERMISSION BASED LOYALTIES
The permission-based relationship of loyalty offers something that other forms of marketing don't
81%
Say that Loyalty Programs make them more likely to continue doing business with brands
66%
Modify spend to Maximize Loyalty Benefits
73%
Are more likely to recommend brands with good loyalty programs
THE DIGITAL AND MOBILE EXPERIENCE
57% AGREE
57% of Amercians would like to interact with Loyalty Porgrams on their mobile devices
55%
55% of new Memebers enroll online compared with 32% at a brand's location
52%
52% of Program Members dont know if their Program offers a mobile app
4Cs addresses all these issues

Gains solution, to the consumer market situation, is not to alter the established pattern of marketing, but quite simply **elevate it to a new more practical and more rewarding level**.

It enables the customer to 'accumulate', 'store' or 'save' their reward/s in perpetuity OR 'spend' or 'invest' the 'reward' in a more effective manner. Rewards are no longer tied to expiration dates nor are they loyal to just one product or one establishment. The 'rewards' are translated into **Gains coupons or tokens** which can be 'saved' or converted back to real money (legal tender) and spent at the discretion of the consumer or invested at the discretion of the consumer.

Gains Coupons or Tokens are not a currency which can be used for purchasing. They have to be converted into legal tender (dollar bills) in order to go shopping.
4Cs Tokens, on the other hand, represent part shares of the company. Every 1,000 4Cs Tokens represent one share of the company's common stock.

Are Customer Reward Programs Truly Effective?

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Irrespective of size, retailers invest heavily in some kind of reward engagement, directly with their customers, through 'sales' or through some form of a rewards program. It has been accepted as a, de facto, method of doing business and maintaining engagement with customers.

Hence, rewards programs are a deeper form of a relationship between retailers and customers, and not just as a customer retention scheme.

Consumers are looking for a rewards program that is capable of adding value to their interactions with brands and retailers. However, the current reality couldn't be further from the truth. Consumers often have to juggle between multiple reward programs, which provide less value and complicated ways and means to earn and/or redeem 'rewards'. This can be a highly aggravating experience for consumers, who often abandon such programs altogether; an estimated **$100 billion worth of reward points go unclaimed** in the United States every year.

4Cs changes all this and provides a real time solution to a real problem; by making the rewards program a truly effective and a desired benefit to both the seller and buyer. With 'zero' advance cost to the seller; **the seller is obligated to pay, only, after they have received payment for their goods or services.** This makes a tremendous difference to the seller's budget in a truly effective manner. And the benefit to the buyer, is that they are rewarded with a 'real' asset which they can 'save' or 'spend' as they see fit, without any restrictions. (Other than first converting it to legal tender)

Retailers are equally flummoxed by the unpredictability of reward programs. Retailers are happy at the level of engagement such programs provide, right up until the reward point becomes a liability to the company, when redeemed by a consumer. So, retailers, in order to reduce their financial exposure, impose exemptions, varying point values, and often change program terms.

In addition, consumers have learned that in the small print of 'Terms and Conditions of Use', they often fail to get rewards that meet their expectation as advertised in big print. The use of the GAINS DIRECTORY eliminates this concern as retailers have an organisation to deal with that, rather than an individual consumer.

In this way, Consumers will have a more significant and powerful say in how businesses create marketing strategies.

Also, Companies, in the future, will no longer have as strong an influence on consumer shopping patterns, due to the proliferation of digital channels, online consumer reviews, and longer shopping cycles. Here are some of the issues that prevent reward programs from being successfully embraced by consumers:

- **Complicated registration process**: The last thing that consumers want to spend their time is on a complicated, multi-step process to sign up for a rewards program. Also, consumers are not too keen to share personal information, as they fear that they might face an avalanche of promotional messages and offers.
- **Convoluted points/rewards structure**: Consumers prefer an easy way to earn points or rewards through a rewards program. Clear parameters for registration rewards, referral rewards, spending rewards, and redemption of rewards, are keys to an easy adoption of reward programs. Difficult program terms and frequent changing of the rewards structure deter consumers from joining reward programs.

- **Limited customer engagement**: Retailers and brands need to constantly get consumers involved in the reward program, instead of mere participation. Consumers prefer to go online, use mobile technology or social media to engage with brands and products. **From the sellers' perspective: Wide audience with equal exposure to the bigger retailers, no upfront expenditure, and no imposed administrative or management costs. Other than a predetermined and agreed to 'marketing referral fee' which is paid on performance.**Sometimes, program members are not even aware of the points they have accumulated nor the value of their points and disengage with reward programs.
- **Limited retailer awareness**: Small to medium sized retailers may not be aware of how to develop and sustain a successful reward program. Sometimes, it is difficult to gain visibility among customers with their reward

FP:

OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

programs, as big retailers and brands have much bigger and almost unlimited bandwidth, and big budgets, to connect with their customers.

4Cs resolves all these issues through the GAINS eco-system:

- **From the buyers perspective: Simple registration procedures, simple and straightforward rewards structure, which can be accumulated, saved, spent or invested.**

ADVANTAGES OF GAINS UTILITY TOKENS & COUPONS

TRADITIONAL DISCOUNT TOKENS OR COUPONS	GAINS DISCOUNT TOKENS OR COUPONS
DESIGNED TO PROTECT AND BENEFIT VENDOR	DESIGNED TO PROTECT AND BENEFIT CONSUMER
HAVE EXPIRATION DATES	HAVE NO EXPIRATION DATES
LIMITED TO A SPECIFIC PRODUCT	NOT LIMITED TO ANY PRODUCT
LIMITED TO A SPECIFIC BRAND	NOT LIMITED TO ANY BRAND
LIMITED TO A SPECIFIC LOCATION	NOT LIMITED TO ANY LOCATION
LIMITED TO A SPECIFIC WEBSITE	NOT LIMITED TO ANY WEBSITE
ACCUMULATION RESTRICTIONS	NO ACCUMULATION RESTRICTIONS
NOT CONVERTIBLE TO CASH	CONVERTIBLE TO CASH
CANNOT FREELY SPEND OR INVEST	CASH CAN BE FREELY SPENT OR INVESTED



Decentralization is not the Norm

Another key issue is that reward programs do not revolve around their customers; these programs are controlled by the retailers, making them centralized, rather than decentralized.

It is time for a reward program that focuses on the interests of customers and provides them with the option to make the right shopping decisions, based on their needs, rather than what discount coupons are available to them or what reward points they accumulate, for a product or service for which they have no need or desire to purchase again or for a long time to come.


10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Also, customers cannot cash out their accrued points and must use them at the same retailer location or be forced to let them expire. Traditional reward programs do not incentivize shopping behavior and takes the fun out of the shopping experience. This 'slavish' driven marketing formula is satisfactory to neither the seller nor the buyer. By releasing the consumer to make their own decision without the retailer trying to entice them back with coupons with an expiration date, which may totally miss the consumer's needs, or, enticing them to buy a product in a few weeks, which they may not need for again for a few years, is simply a waste of money on the part of the seller and of no use to the consumer, who has no need of the product.

4Cs Ecosystem is Renegade in the Customer Reward Programs Market

4Cs (Cyber Consumer Club Corporation), through its **Gains rewards program,** aims to bridge the gap between all vendors; large, medium, or small sized retailers, on the one hand and consumers on the other, through the **GAINS** rewards program. Protecting consumer interests of one hand while being fair to the vendors while instituting a fairer playing field to vendors of all sizes. **4Cs** integrates **Gains** with an e-commerce rewards program to provide transactional transparency, with the use of **Gains** programs as a reward, and a way to shop **at both online and brick-and-mortar establishments**.

On the GAINS platform everyone wins.

It provides an even playing field for all vendors, large, medium or small sized companies.
Protection for consumer interests and fairness to the retailer.

What is the GAINS all about?

GAINS is a decentralized rewards program for customers who do not wish to deal with the multitude of loyalty cards, coupons, discount codes, and so on, as well as, for retailers who wish to accomplish genuine lead generation and create a long-lasting and dynamic relationship with their customers.

Gains is not designed as a currency to use for buying or selling but, is designed as a utility coupon or token, for internal corporate use as a means of storing 'value' or 'worth' for future use. In the United States, or elsewhere, Gains must be converted into legal tender issued by the Federal Reserve Bank, US dollars, to be used for the purchasing of goods or services or for investment purposes. In other countries, it must be converted into legal tenders issued by the countries' central banks. It is also being used by the company as a means of keeping track of the coupons or tokens issued.

Vendors pay generally between 10% and 20% for recommending members to shop at their establishments. (Other percentages are sometimes negotiated).

FP:
CRYPTO LAUNCH

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100



THE 4Cs TOKEN OR COIN

The 4Cs token is different and separate from the GAINS utility coupon or token.

4Cs is a security token which represents a part share of the common stock of the company.

One share of common stock is equivalent to 1000 4Cs.

It 'uses the Distributed Ledger Technology, or DLT, of Ethereum 4ERC20 'ecosystem'. The Ethereum DLT 'ecosystem' is an open blockchain, in which anyone can participate in the network. This means that anyone can evaluate all of the transactions and contracts on the network. So, there is no need or dependency on third-parties to create or sustain a trustworthy system. Such transparency leads to heightened levels of trust between participants in the system and reduction in costs related to third-party charges.

Ethereum has extraordinary traction in the market and is progressive in maintaining the security and operations of the platform at optimal levels. Club members are assured privacy, in terms of their finances, and heightened security.

Smart Contracts as part of the Distributed Ledger Technology D.L.T.

Smart contracts, just like conventional contracts, act as a formal agreement between two or more parties to provide products or services for a mutually agreed upon fee or some sort of financial consideration. Smart contracts, unlike conventional contracts, do not need a third-party to ensure that the terms and conditions of the contract are executed correctly. By design, smart contracts are automatically implemented and the terms and conditions are programmatically applied through DLT technology. In simple terms; the terms and conditions of a smart contract can be converted into logical functions that are automatically activated, when certain conditions are met. The use of smart contracts is an excellent method to ensure customer satisfaction and build trust in a consumer-driven ecosystem. Smart contracts can be used to validate if a customer has paid for products or services, without the need of the customer's personal information. Also, it is not required to obtain information from a payment service provider or the merchant, who has

FP: CRYPTO LAUNCH



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

CYBER CONSUMER CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

provided the product or service. The trustless characteristic of smart contracts rewrites the relationship between retailers and their customers and allow them to trust each other explicitly, instead of merely existing as participants in a business transaction.

Memberships
Every member or registered user receives a membership or user number, which is exclusive to them. This represents their identity, as the user, on the network, which completely avoids sharing of the personal data of the user. Hence the user's privacy is secured and security is assured.

4Cs GAINS Target Market
The target market of **GAINS** is not limited to any region, country or continent. We are targeting the global consumer market, with worldwide annual transactions, estimated in 2014, to be around US$45 Trillion. Five years later, it is safe to assume it is now around US$55 Trillion. The global consumer market encompasses a range of products and services, including restaurants, wholesalers, retailers, apparel stores, restaurants, hotels, resorts, airlines, tour companies, electricians, plumbers and so on. The potential reach of our members/users is infinitely extensive and we plan to set up operations across the globe. In a global economy, we are utilizing global thinking and generating global solutions.



World Consumer Marketplace
2014
4Cs targets the world's largest marketplace, the consumer marketplace. Best current estimates puts it in excess of USD $45 trillion per year.
Estimates of the current US annual consumer market is in excess of USD$13 trillion per year, the European Union $10 trillion and Chinese $5 trillion.
The world's USD$45 trillion annual marketplace, translates to a USD$3.75 trillion per month or USD$125 billion per day.
4Cs long term planning is to get a share in this marketplace.
4Cs is targeting, therefore, this, the world's largest marketplace. It is also the most lucrative marketplace.
Euromonitor International's extensive data on income and expenditure goes beyond total spending to include detailed breakdowns by location, income, household size, age and economic status of the household head as well as type and tenure of households.
GEOGRAPHY UNIT 2016
1 USA USD million 12,531,541.9
2 China USD million 4,318,200.6
3 Japan USD million 2,706,160.0
4 Germany USD million 1,737,205.2
5 India USD million 1,335,378.7
6 United Kingdom USD million 1,604,569.4
7 France USD million 1,315,873.6
8 Brazil USD million 1,109,650.7
9 Italy USD million 1,131,689.4
10 Canada USD million 859,979.5

IT IS PROJECTED THAT THE WORLD CONSUMER MARKET BY THE YEAR 2030 WILL AMOUNT TO AROUND U.S. $64 TRILLION PER ANNUM

4Cs GAINS MEMBER/USER AFFILIATE PROMOTIONAL REWARDS PROGRAMS
a.
Introduction of new members

FP: CRYPTO LAUNCH



CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

This program is a built in motivator and incentive for members/users to promote the company., by recruiting new members.

b.

Introduction of businesses or services providers

This program is a built in motivator and incentive for members/users to promote the company. by recruiting businesses into the Gains Directory.

How Consumers can join 4Cs:

Consumers can enroll as members or users of the **GAINS directory,** and receive a unique membership or User ID number which is exclusive to them and a **MAP** wallet. **(Member Admin Panel** Wallet).

MAP wallet

This wallet is designed to assist members to map out and plan their **4Cs GAINS** earnings. All earned discounts, discounted coupons, rewards points, airmiles etc earned by members, which have been converted into **GAINS**, are kept or stored here. This is where members store their shopping **Gains** for future use.

Should members wish to use this wallet for reserve **GAINS**, they may do so.

When the amount of **GAINS** get to 100 **GAINS** or more, members may do one of the following:

1. Withdraw or 'Cash out' their **GAINS** holdings, by converting them to legal tender (US dollars Euros etc.)

2. Keep saving and accumulating their **GAINS** and earn 1% per month as a 'loyalty reward', on the average daily balance.

3. Once, their quantity of **GAINS** amount to 300 or more, they may acquire or buy **4Cs** tokens or shares in the company. The 'cash out' option is available at all times, once the account balance is 100 **GAINS** or more.

- No fees for membership
- No fees for account and wallet

OPERATIONAL REWARDS PROGRAMS

Businesses can join **GAINS DIRECTORY** and will be listed as **Preferred Establishments.**

Retailers pay between 10%-20% as referral marketing fee to be listed on the directory, as well as for being referred by **GAINS DIRECTORY** to club members OR USERS to shop at their businesses. This fee is distributed in **GAINS** tokens or coupons to buyers and affiliate members as follows:

AFTER DEDUCTING 10% TO COVER MAINTENANCE AND ADMIN COSTS

THE REST OF THE MARKETING REFERRAL FEE IS DISTRIBUTED AS FOLLOWS:

- ○ Buying member - **50%**
- ○ **4Cs** investment funds - **40%**
- ○ Member who introduced the buying member - **5%**
- ○ Member who introduced the selling establishment - **5%**

These rewards may be adjusted from time to time subject to member's interests, corporate

considerations and market conditions.


OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

 AFTER DEDUCTING 10% TO COVER MAINTENANCE AND ADMIN COSTS

THE REST IS DISTRIBUTED AS FOLLOWS:

 **50% TO THE BUYING MEMBER**

 **40% TO GAINS DIRECTORY / 4Cs INVESTMENT FUND**

 **5% TO THE MEMBER WHO INTRODUCED THE BUYING MEMBER**

 **5% TO THE MEMBER WHO INTRODUCED THE SELLER**

4Cs INVESTMENT POLICIES

4Cs is the first utility coupon or token to be driven by both real-world and digital assets.

- As **4Cs** develops its assets, it will strive to allocate profits in the following strategy of distribution:
- 25% gold reserves
- 25% tangible hard assets
- **This strategy may be adjusted from time to time subject to member's benefits, corporate interests and market conditions**

4Cs Operates with full transparency with all of its assets declared and earnings filed.



FP: CRYPTO LAUNCH

OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**


4Cs OPERATES WITH FULL TRANSPARENCY
ALL ASSETS DECLARED
ALL EARNINGS FILED

4Cs INVESTMENT POLICIES

4Cs Plans to encourage ownership of the company by the members, and thus the profits generated is for the benefit of the members. This does not mean that all the company stock will be owned by the members.

4Cs wills strive to hold about 25% of its assets, generated through profits, to be held in gold stocks as liquid reserves.


SOME FEATURES OF THE 4Cs INVESTMENT POLICIES
1 OWNERSHIP BY MEMBERS
Embedded In each coin is a part share of the common stock of the Company
2 GENEROUS AFFILIATE REWARDS PROGRAMS
Two tier affiliate rewards program for the benefit of members. 4Cs belongs to it's members and the affiliate rewards programs are, therefore, generous to it's members. For details, please see 'Affiliate Rewards Programs'
3 25% OF VALUE IS BASED ON REAL AND TANGIBLE ASSETS
Such as other stocks, bonds or any other form deemed secure by the asset managers.
4 25% OF THE TOTAL ASSETS ARE HELD IN GOLD STOCKS
For stability and security. And as a hedge against inflation and/or legal tender devaluations.
IMPORTANT: The company reserves the right to change these policies without notice and at it's sole discretion.

FP:



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100





PREDICTED ESTIMATED GROWTH PATTERN TRAJECTORY
GRAPH ERRATIC GROWTH OF CRYPTO CURRENCIES
PROJECTED STEADIER GROWTH OF 4Cs COINS MUCH LESS ERRATIC OR VOLATILE GROWTH PATTERN
Bitcoin Charts
4c coin Charts
IT IS EXPECTED AND PROJECTED THAT 4Cs COINS WILL HAVE A LESS VOLATILE GROWTH PATTERN, AS IT IS PARTLY BASED IN TANGIBLE REAL ASSETS
PLEASE NOTE:
The above projections are based on the business experience of the directors of the company and are not based on actual facts. The investors are, therefore, advised to pay no attention to them and must make their own judgements based on their own business experience. No validity should be placed on the above graphs.

4Cs does not and cannot guarantee any and all of these projections. They are speculative and the investor must make their own independent valuation/s, without relying on any of the 4Cs projections.

MARKET DEVELOPMENT STRATEGIES

MEMBERSHIP DEVELOPMENT STRATEGIES:

There are 6 investment strategies identified by the management. They are as follows:

1.
DIGITAL CELL PHONE PROMOTION
This is a unique digital development, whereby members or users are able to generate income by simply introducing new members/users to the GAINS directory. Once one becomes a member, they are allocated a ‘special link’ which is exclusive to them, which identifies them as a ‘promoter’ of 4Cs or GAINS.

When they use this special link to invite, a potential new member, by using their cell phone or computer, the system identifies them as the ‘introducing member’ and when the new member enrolls, the introducing member receives a 5% commission for every purchase that the new member makes, using the GAINS directory. These commissions have no expiration date.

Most people have hundreds of phone numbers in the ‘Contacts Directory’ in their cell phones. Special promotional materials have been designed to encourage members to use their cell phones to invite new members to join the GAINS system, and thus generate permanent income for themselves.

2.
SOCIAL ORGANIZATIONS
A strategy to approach social organizations to join the GAINS system; associations, societies, social clubs, fan clubs and so on. One of the first ones approached and has agreed to promote GAINS to its members is the ‘Jackson Family Foundation’.

FP:

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

The participating organization receives 5% of 4Cs digital marketing fee, which it receives from the participating vendors, every time a member purchases goods or services, using the GAINS directory. The participating social organization may use these funds for various purposes. To bolster their retirements funds, or their health insurance fund or for any other administrative purposes.

3.

'COIN MARKET CAP' ADVERTISING

Coin Market Cap is the premier online referral site for the daily checking of the prices of cryptocurrencies worldwide. 4Cs is planning to use that site to promote not only the sale of its shares/coins but also for the recruitment of members to the GAINS system. For the premier advertising position on the site is $ $8,000 per week. And 4Cs is planning to advertise for 6 weeks straight.

4.

BUSINESS ASSOCIATIONS

A strategy to approach business organizations to join the GAINS system; labor unions, chambers of commerce, professional institutes and so on.

The participating organization receives 5% of 4Cs digital marketing fee, which it receives from the participating vendors, every time a member purchases goods or services, using the GAINS directory. The participating business organization may use these funds for various purposes. To bolster their retirements funds, or their health insurance fund or for any other administrative purposes.

5.

SOCIAL MEDIA

The following 'social media' platforms have been identified for the promotion of 4Cs.
- Facebook
- Instagram
- Twitter
- Linkedin

4Cs has formulated plans to economically use these platforms to promote both it's membership enrollment and vendor participation. 4Cs may use other social media platforms to promote the company.

6.

SEMINARS

4Cs is planning to hold weekly seminars in Las Vegas, to promote its coins and membership.

For $395 any person from contiguous United States, will be able to come to Las Vegas and attend a 4 hour instructional seminar on "How to use the 4Cs System to generate income"

The price includes the cost of the flight and a 2 or 3 night stay in a hotel in Las Vegas. In addition to the usage of the social media, individual promotional agents will be appointed across the United States to promote these events in Las Vegas; and to hold similar events in their home territory.

PLANNED DIGITAL DEVELOPMENTS

GAINS DIRECTORY

The GAINS directory is currently under development. This is a 'state of the art' directory that is designed for global application in multiple languages. It will also cover all consumer products and services.

Enrollment by both member/users and by Vendors/Sellers or service providers is absolutely free of charge.

Also listing for Vendor/Sellers or service providers is absolutely free of charge.

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

There are minimal fees for advertising and for a website within the directory.

For example, the website template has a space for a banner and a top full page space for a picture or other form of promotion. Also has facilities for a video and a menu. Also a section for additional photos. And geomap location finder and voice directed GPS capability.

The company is currently researching what new 'state of the art' features may be applicable with the introduction of 5G broadband technology.

Everything is aimed at being ahead of the "pack" at all times.

4Cs GAINS DIGITAL CELL PHONE PROMOTION

This new digital application is already under development. The workings of this digital system has been described previously under the heading of "DIGITAL CELL PHONE PROMOTION". Please refer to that for further details.

DIGITAL 4Cs/GAINS PayAPP

The development of this new digital application has yet to be started. It will start after the launching of the Reg CF 'Offering". It will work the same way as ApplePay or GooglePay or SamsungPay.
The only difference whereas the user is charged a fee for using these Apps; the 4Cs GAINSPay pays the member/user for using the 4Cs Gains PayApp.

PROMOTIONAL GRAPHICS FOR DIGITAL ASSETS

GAINS DIRECTORY



Countries
English
GAINS WORLDWIDE CONSUMER DIRECTORY
Search
Home
About
Contact Us
Company Log In
Member Log In
ADD LISTING
GLOBAL CONSUMER MARKET
WORLD'S BEST DEALS
COUPON
WITH EVERY PURCHASE
GAINS
SAVINGS
NO EXPIRATION DATE
JOIN FREE
NO FEES
DIRECTORY
CELL
PHONE
PROMO



**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

4Cs GAINS DIGITAL CELL PHONE PROMOTION



WITHOUT INVESTING ANY MONEY.........

HOW TO MAKE MONEY
USING THE
4Cs
SYSTEM



WITHOUT INVESTING ANY MONEY...

myspeciallink
@
4Cs.com

HOW TO MAKE MONEY
USING THE 4Cs SYSTEM
WHEN YOU BECOME A MEMBER
YOU ARE ALLOCATED A SPECIAL 'LINK'
WITH YOUR MEMBERSHIP I.D. EMBEDDED IN IT
RECOGNIZING YOU AS THE PROMOTER
USE IT TO PROMOTE
4Cs
WHEN THE RECIPIENT OF YOUR MESSAGE
ENROLLS AND BECOMES A MEMBER
THE 4Cs DIGITAL SYSTEM RECOGNIZES
YOU
AS THE INTRODUCING MEMBER AND YOUR COMMISSION IS ASSURED

FP: CRYPTO LAUNCH

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

WHEN THEY ENROLL THERE IS NO CHANGE IN GOODS OR SERVICES NO CHANGE IN SHOPPING HABITS AND GET PAID FOR WHAT THEY DO EVERY DAY...

SHOPPING!

SEND YOUR LINK:
myspciallink@4cs.com

AUTOMATICALLY GET PAID FOR EVERY PURCHASE BY THE NEW MEMBER

FOR EVERY MEMBER YOU SIGN UP...

YOU EARN

5%

OF THE REFERRAL FEE EVERY TIME THAT NEW MEMBER USES THE

GAINS DIRECTORY

DIGITAL 4Cs/GAINS PayAPP

WITHOUT INVESTING ANY MONEY.........

HOW TO MAKE MONEY USING THE

4 OR es Pay

SYSTEM





CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**





4Cs IS PLANNING TO DEVELOP AN APP TO SERVE IT'S MEMBERS SHOPPING NEEDS
VENDORS WILL BE PAID DIRECTLY THROUGH 4Cs SYSTEMS
(INTEGRATION OF DEBIT/CREDIT CARD USAGE YET TO BE DETERMINED)
4CsPay
ForcesPay
4ForCesPay
VISA
4ForCesPay
THE 4CsPay App
TO PERFORM THE FOLLOWING FUNCTIONS
Make payments at online and local establishments
Automatically deduct 4Cs referral marketing fee
Automatically credit the 4Cs Investment Fund
Automatically credit the buyer's account
Automatically credit the member who introduced the buyer
Automatically credit the member who introduced the seller
THE 4Cs APP WILL BE SIMILAR TO ApplePay and GooglePay
THE DIFFERENCE IS 4Cs PAYS YOU TO USE THE APP

G Pay
Pay
SAMSUNG pay
GainsPAY
GainsPay WILL WORK THE SAME WAY AS
ApplePay
SamsungPay
4CsPay
ForcesPay
GainsPAY
GainsPAY
THE MAIN AND CRUCIAL DIFFERENCE IS
GainsPAY
PAYS YOU TO USE THE APP
MUST BE USED AT ESTABLISHMENTS REGISTERED WITH GAINS DIRECTORY

The company is open to the possibility of doing fundraising and offerings in the future, the exact nature and specific exemptions that will be used are dependent on the operational and financial situation of the company at that time.



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

4Cs PARTNERS AND MANAGEMENT TEAM

Al Mughairy - Chairman, President, & CEO
Studied Aeronautical Engineering at the Chelsea College of Aeronautical Engineering, Al Mughairy has 45 years of experience in international business operations. He is also a fellow of the Institute of Directors, UK, Institute of Commercial Management, UK, and a member of the British Institute of Management. His primary vision is to expand 4Cs Corp in consumer markets across the globe.

Maria Lara - Director of Coordination Department
Maria Lara has been a successful real estate developer and an early investor in cryptocurrencies. She has spent considerable time and effort in understanding how crypto companies function and operate. Her exposure to business in the real world and the virtual world makes her an indispensable management resource at 4Cs Corp.

Dave Crosby - Attorney At Law - Legal Advisor - Corporate And Tax Law
Mr. Crosby is a distinguished attorney at law, who has been admitted into the bars of the states of Arizona, Utah and Nevada. After initial general practice in Utah, Dave became the senior management analyst at the Clark County Business License Department in the state of Nevada and senior hearing officer at the Clark County Liquor and Gaming Licensing Board. For many years Dave specialized in debt restructure and real estate matters. He has also sat at cases in the United States Tax Court and the Supreme Court of the state of Nevada. Dave has also participated as mediator in the United States Chapter 13 bankruptcy cases. Dave has provided excellent legal counsel since the formation of the company and his advice is highly respected by the members of the Board of Directors of the company. His legal wisdom continues to be an invaluable guidance factor to the company.

Simon Sahouri - Chairman, Membership Committee
Simon Sahouri is the **current president of the Jackson Family Foundation** and and president of LVH magazine. He is a successful businessman with a network that spans across the world. He spends most of his time travelling across the globe for the promotion of cordial trading relationships between different countries. He provides valuable insights to the management, due to his strong experience in international business and culture.

Daniel Braverman - Attorney at Law - Legal Advisor - Securities
Daniel Braverman is an experienced blockchain, securities and corporate law attorney whose practice focuses on early-stage companies in the technology sector, including financial technology and the emerging digital currency space. Daniel regularly advises clients on regulatory matters, including compliance with securities regulations and the issuance of security tokens. Daniel has been actively involved in the blockchain community since 2013, and has consulted multiple companies on token sale projects. Daniel completed his degree from the Harvard Law School.

The company's own valuation report

Due to the new and unique structure of this security based on the application of a new technology; the company came to the conclusion; currently there are no reliable valuation methods to assess the value of this security token. As this is an application of a new technology in a a new way, current business models cannot be depended on to give a fair market value. The company has, therefore, used the time involved in the quest for solutions, as a factor, in the valuation of the value of the company. In other words, the answers to the myriad of questions, which surround the efficacy of the technology to achieve the desired results, are an intellectual asset.

Thousands of intensive man hours have been spent in answering the following crucial questions:

First category of questions:
Validity of the technology: What is it? what does it do? Does it meet its stated or claimed capabilities? What is the degree of reliability? In what sectors of the market or economy can it be successfully applied? How is it different from the current business models? Can it be applied to successfully improve current business models? How can it be applied

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

successfully? And where can it be applied successfully? Which platform of this new technology, would be best suited to the selected market or economic application? etc

These were some of the many questions which had to be answered and other related questions which arose as a result of the answers to the preceding questions.

Some of the answers to those questions have led to the following results:

The new technology, known as the 'Distributed Ledger Technology' or 'DLT' or commonly referred to as the 'BlockChain Technology', is faster, cheaper to operate and more secure than the current technologies being used on the internet. It is almost impossible to hack into a BlockChain technology ecosystem.

These digital ecosystems are capable of independently monitoring and verifying transactions between two parties, dispensing with an intermediary, to validate or confirm transactions. Elimination of an intermediary, means a faster and less costly transaction. Further it eliminates or reduces errors or corruption of the transaction by an intermediary. The more people or steps are added to any transaction, increases the chances of errors or corruption of the information being sent or transaction being consummated.

The research further led to the following conclusions; the first application of this new technology, was in the creation of 'crypto currencies'; these are digital currencies which are not issued by central banks of countries. (Federal Reserve Bank in the U.S.)

In the opinion, of the researchers, these will not displace the traditional currencies, but could effectively exist beside them and perform certain functions which traditional currencies cannot do.

However, the quest of the company was not in creating a new 'crypto currency' but how to use the ecosystem/s to enhance the company's performance, improve security, increase speed of transactions and reduce costs.

The research led to the conclusion that the new technology could be applied in the creation of a 'security token' which could and can be compliant with current securities laws and regulations. To this end the company has created a digital 'securities token' in the name of **4Cs using the ERC20 ETHEREUM ECOSYSTEM.**

Researchers discovered that hundreds of thousands of dollars are being spent in the creation of these digital cryptocurrency coins or tokens. And the first quest was to create one without using these expensive developers.

SECOND category of questions:
What sector of the market or economy should this be applied to?
As this was the application of a new technology, in a virgin market, all sectors of the economy or market were open to the application of this new technology. Researchers decided to tackle the biggest market of all; the consumer market. It is, by far, the biggest sector of the market economy. For example the U.S annual GDP is $18 trillion, and the consumer market is over $13 trillion.

Third category of questions:
How to seamlessly penetrate the market using existing market systems?
After careful valuation of the market, it was decided to tackle the 'discounts coupons' and 'customer rewards' or 'loyalty benefits'. All companies had some sort of a 'rewards' program. They all had the same limitations; either they had an expiration date, or one had to buy the same product or shop at the same establishment again. None of these were designed to answer the basic question of 'what would the consumers want to get or be rewarded with; what 'reward/s' would be in the best interest of the consumer?.

The answer to this was a 'utility coupon or token which had no expiration date and which could be used universally. Furthermore, it was also determined that 4Cs, could and would make a substantial impact on the 'Affiliates programs' market. Most vendors on the web have an affiliates program. This marketing tool is used by vendors to attract buyers to their website. Essentially, these companies commit to paying a referral marketing fee to companies that can drive

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

traffic to their websites to purchase their goods or services. 4Cs would fit into the existing system and exploit this market opportunity.

Fourth category of questions:
What digital applications could be put in place to make this work effectively?
How to develop the ability to self-propagate and be capable of fast market penetration?
Two digital solutions were identified to enable the company to self-propagate. Both these digital App solutions are applicable to mobile cellular SmartPhones or personal computers (PCs).

a.
Digital User Referral System
Self Propagating Membership Recruitment System
After intensive research, the company came to the conclusion that a 'rewards Digital system' would be best suited to the propagation of the company and it's services.

There is a built in incentive for every member/user to earn commission for every introduction that leads to the recruitment of a new member/user of the 4Cs purchasing system. Embedded in each user/members referral link is an identification code, which recognizes the sender as a 4Cs promoter; when the recipient of the message enrolls with 4Cs, the sender is recognized as the recruiter and their commission is assured. This is a built in component, with an incentive for self-propagation of the member/user base. This referral/recruitment system may be used on PCs or SmartPhones. This system is already in place and is operational in personal computers (PCs). The cell phone application is currently being developed.

b.
Digital 'GAINS' Shopping Directory
The first 'worldwide' international application consumer products and services directory
This digital consumer shopping directory, covering all sectors of the consumer market, will have worldwide international application and usage. The first part of the project, covering the US market, is almost ready and will be introduced shortly. The international component, which is a duplication of the US model applied to each country separately, will be introduced in the second phase of development.

c.
Digital Shopping PayApp
The First Digital Shopping PayApp that pays you every time you go shopping, instead of charging you a user fee!
This shopping PayApp will be similar to GooglePay, SamsungPay or ApplePay. The difference is that, when one uses the **other PayApps, they get charged a fee.**
When they use the 4Cs PayApp; GainsPay they get paid a.
The technology is available to the company to implement this system. It is in the plans for the next phase of development.

When people use the 4Cs Shopping PayApp, instead of being charged a fee, they get paid a commission!
A major departure from the past. The next generation of shopping PayApps!
The first PayApp in the market in this next generation of PayApps.

CONCLUSION OF VALUATION
It is important to take into consideration all the many thousands of man hours, over a 16 month period of research and digital development, including the 4Cs Coin creation, advanced website, 7 promotional videos, a new and unique international consumer directory and a 45 minute video powerpoint presentation. Couple these achievements with the fact that a well researched, effective and intersupporting new concept has been developed and is almost ready for launching into the market.

FP: **CRYPTO LAUNCH**



**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Taking all these facts and achievements into consideration, it would be fair to suggest that, this debt free company, together with the proposed digital developments, some of which are already in progress, the company will be worth around $5 million.

IMPORTANT
Due to the new and unique structure of this security, current valuation methods are not applicable to the security being offered above.
The company, therefore, has issued its own valuation method which is outlined above.
The valuation, therefore, as stated above cannot be relied upon, and it should not be relied upon, to give the true or fair value of the company.
You should, and must, make your own valuation of the company and the security being offered, totally independent of the company's valuation as stated above.
The buyer must depend TOTALLY on their own assessment or valuation and TOTALLY independent of the analysis and stated conclusion/s in the report preceding this notice.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

A share represents investor's participation in a company.

REMINDER: A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. The issuer, in their studies, may have reached many conclusions based on assumptions which may have been overestimated or underestimated leading to wrong or erroneous conclusions. Hence the profit potential may be totally wrong. These include but not limited to the following:
2. The size of the potential consumer market and the company's ability to penetrate those markets. May change and thus adversely affecting the target markets of the company leading to results against the financial health of the company. The company's inability to quickly develop a membership or user base for the services it offers, leading to vendors not being interested in signing up with company for the service/s being offered.
3. The company is designed to be able to offer services in all sectors of the consumer market; and for reasons unforseen or miscalculated, it may not be viable in one sector or some sectors, or all sectors of the market. leading to disastrous consequences.
4. The company is planning to operate in all of the international consumer markets, worldwide, but for reasons not foreseen, it may not be able to do so.
5. Many and maybe all of the digital services being developed by the company may malfunction, leading to the consumers losing confidence in the service/s being provided by the company.
6. Contrary to the company's expectations, one of the sectors, and maybe all of the sectors of the consumer market may find another and better alternative to the services being offered by the company.

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

7. The market may have changed by the time the company launches it's services leading to the failure of the company's ability to penetrate the market.

8. The company depends on fast initial market penetration for it's services to be viable and maintain sustainable growth. Failure to do so may lead to the failure of the company in its aims to fend off competition.

9. Other enterprises may copy the company's model and have a better marketing plan, hence leading to the demise of the company.

10. Other enterprises may develop more advanced models, based on the company's concept, and capture the market and that may lead to the company's failure.

11. Well established companies may copy the company's concept and having the advantage of an already existing market base, may outpace the company in its ability to capture the market, leading to the failure of the company.

12. If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could have a material adverse effect on our business, financial condition and results of operations.

13. If our products or services are found to infringe on the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

14. We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

15. We rely on our top customers for a significant portion of our revenue and profit, which makes us susceptible to the same macro-economic factors that our customers face. If these customers are negatively impacted by current economic conditions, or if the terms of our relationships with these customers change, our business, financial condition and results of operations could be adversely affected

16. We depend on our ability to access data from external sources to maintain and grow our businesses. If we are unable to access needed data from these sources or if the prices charged for these services increase, the quality, pricing and availability of our products and services may be adversely affected, which could have a material adverse impact on our business, financial condition, and results of operations.

17. Failure to comply with government regulations or changes in government regulations could result in regulatory penalties or prohibit or limit our or our customers' operations or make it more burdensome to conduct such operations, which could have a material adverse effect on revenues, earnings and cash flows.

18. Systems interruptions may impair the delivery of our products and services, causing potential customer and revenue loss.

19. We rely upon proprietary technology and information rights, and if we are unable to protect our rights, our business, financial condition and results of operations could be harmed.

20. Since there are no traditional safeguards of actual equity or ownership interest in the Company, many of the state law safeguards including without limitation those related to fiduciary obligations of majority shareholders to minority shareholders may not or do not apply. This is a material risk that should be noted, considered and reviewed with counsel.

21. We may not be able to effectively achieve our cost-containment or growth strategies, which could adversely affect our financial condition or results of operations

22. Revenues may decline during periods when the demand for our products decreases.

23. We may be unable to process information in an accurate and timely manner.

Risks Related to Our Business and Industry

24. Regulatory developments, not expected, with respect to use of consumer data and public records could have a material adverse effect on our business, financial condition and results of operations.

25. **If we make mistakes or have unforeseen things happen to us, or make bad judgements, or wrong assessments, with regards to our suppliers or the world consumer market; we can make little or no profit and can be driven out of business. If the world political economy leads to isolationism or trade barriers with tariffs or trade wars; that can adversely affect the international movement of products or services; the company may make little or no profit and can be driven out of business.**

FP: CRYPTO LAUNCH



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

The target markets of the company are the 'affiliate rewards' programs being offered by both internet vendors and 'brick and mortar' vendors; These specify that if you drive traffic or buyers to their websites or places of business; they will reward us with an 'affiliate marketing referral fee of between 5% to 20% of whatever goods or services they manage to sell to the consumers directed by our directory to their places of business. These 'rewards terms' may and can change drastically to work against the interests of the company. Other target markets are the 'discount' coupons providers, the 'incentives rewards' programs and the 'loyalty rewards' plans or offerings; all of which, may change in ways that adversely affect the performance of the company.

The amounts or percentage values offered by the vendors, or service providers, may be reduced drastically to make our viability as a profitable business untenable.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>**Please only invest what you can afford to lose.**</u>

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering to is to raise funds to achieve certain aims as follows:

TECHNICAL DEVELOPMENT
Mobile or Cell phone digital marketing system
The company plans to develop a digital cell phone marketing system, whereby members can act as promoters for the company in the recruitment of other members to join the 'shopping system'. The members will be able to send a 'link' to a potential member and when the new member signs up or joins the shopping system, the introducing member is rewarded with a commission on every purchase made by the new member.

Mobile or Cell phone digital 'shopping PayApp' system
The company plans to develop a digital shopping PayApp for use by the members to make shopping payments, and automatically credit the rewards or 'gains' to the appropriate accounts.
The first Cell phone digital 'shopping PayApp' system which pays you every time you shop.

To finance the initial marketing strategy
The company plans to invest heavily into the promotion of the service. For the system to work effectively, it would have to be promoted quickly and achieve fast market penetration, in order for it to become successful.
An effective marketing campaign must be launched to build a substantial member/user base in order to attract vendor companies to sign up. And simultaneously an effective marketing campaign must be launched to recruit vendors to register so that members/users have a wide based pool of vendors, from whom, they can do their shopping. The dual promotion program will crank the wheels of shopper and vendor recruitment to fuel development of the company and a successful launch.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Less: Offering Expenses (FP Fees)	$700	$74,900
Net Proceeds	*$9,300*	*$995,100*
Use of Net Proceeds		
Future Fundraising Expenses	$5,000	$120,000
Digital Development	$4,300	$525,060
Marketing & Sales		$175,020
Salaries		$87,510
General Operating Capital		*$87,510*
Total Use of Net Proceeds	$9,300	*$995,100*

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Terms of Tokens

FP:

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Class B Non-Voting Stock deliverable in token form (the "4Cs TOKEN")

The 4Cs TOKEN will represent 1/1000 of 1 share of Non-Voting Common Stock of the company, with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

Blockchain: Ethereum Blockchain.

Exchanges: 4Cs TOKENs are intended to be listed for trading on any Alternative Trading Service ("ATS") that are licensed by the SEC, if and when any such exchange is launched, and if and when, 4Cs TOKENs are accepted for listing on such exchange.

<u>**Material Terms**</u>

Voting Rights: 4Cs TOKENs represent shares of Non-Voting Common Stock and, except as required under Delaware law, do not have the right to vote on any matters.

Restrictions on Transfer: 1 year from closing of this Offering

Dividends/Distributions: Dividends/Distributions: 4Cs Tokens have the right to participate in any dividends declared by the Board of Directors on a per share basis.

Redemption Rights: None.

Other: None.

Please see Offering Document for complete set of rights and preferences.

The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

SECURITIES BEING OFFERED

In this Offering, we are offering to investors **Non-Voting Common Stock.**

Our authorized capital stock 1,500 and Class B shares; at $0.001 par value per share.
As of July 1st 2019;
In connection with the authorized capital stock;
Class B shares we have 250 Shares issued and outstanding.
We are offering Class B Non-Voting shares 1,250 Non-Voting shares representing 1,250,000 4Cs tokens
(One 4Cs share is equivalent to 1,000 4Cs tokens)

The rights of investors in Class B Non-Voting Stock are governed by our Certificate of Incorporation, which are described below, and the rights of the holders of 4Cs TOKENs are governed by our Certificate of Incorporation and the terms of the smart contract for the 4Cs TOKENs, which are described below.
1,500,000 4Cs TOKENs, $0.001 par value per token shall be created and disseminated as a digital representation of the Class B Non-Voting Stock. Holders of 4Cs TOKENs shall have any and all rights assigned to the Class B Non-Voting Stock, with 1,000 tokens representing one share of the Class B Non-Voting Stock 4Cs TOKENs outstanding

<u>Certificate of Incorporation</u>


10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Our Certificate of Incorporation may be amended by our Board of Directors and by the vote of the holders of a majority of the outstanding Class A Voting Common Stock Shares, to increase the number of authorized Class B Non-Voting Stock or 4Cs TOKENs and there is no limit on the number of shares of Class B Non-Voting Stock or 4Cs TOKENs that may be authorized and issued. Any Class B Non-Voting Stock Shares or 4Cs TOKENs that may be repurchased by the Company may be retired. The Board of Directors, with the approval of the holders of the Class A Voting Common Stock may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Class B Non-Voting Stock Shares.

Terms of the 4Cs TOKENs under the Smart Contract

The 4Cs TOKENs are smart contracts based on the ERC-20 standard, modified to address the requirements of securities law and to limit the ability of wallet holders or any persons other than the stock transfer agent to transfer or otherwise change the number of 4Cs TOKENs in a wallet. The smart contract may be changed only by the stock transfer agent by providing the transfer agent with a signed notarized sworn affidavit attached to a letter explaining the loss and providing a new Ethereum wallet address. The smart contact has no transfer functionality that can be accessed by a securities holder. Therefore any vulnerabilities, including bugs, errors or hacks, can be fixed by issuing a new smart contract to the affected securities holders. Because the 4Cs TOKENs represent our Class B Non-Voting Stock, there is no limitation embedded in the smart contract on the number of 4Cs TOKENs that can be created. The overall potential number of 4Cs TOKENs will be a function of corporate law, and will be increased in accordance with laws of the state of Delaware and our Certificate of Incorporation and Bylaws. Under the terms of the smart contract, a single 4Cs TOKEN may be divided into fractions of a 4Cs TOKEN, as when and as allowed by the Transfer Agent and applicable local, state, and federal laws. We will enter into a Service Agreement with Securrency to provide software and services relating to the recording of the issuance, transfer and registration of the 4Cs TOKENs and associated holders through their platform.

The 4Cs TOKEN smart contract shall require authorization of the Transfer Agent to transfer 4Cs TOKENs, which will record all transfers in the transfer ledger. To effect a transfer, the applicable broker-dealer will confirm that a requested transfer is permitted under applicable securities law, verify the purchase agreement terms, and obtain the seller and purchaser wallet addresses. The Transfer Agent will then obtain verification from Prime Trust that the transfer is permitted pursuant to applicable KYC/AML laws, and if so, shall approve the transfer and enter the new investor data into the stock ledger. Each holder shall have control of their own private key for their digital wallet that holds their 4Cs TOKENs. If a holder desires to transfer their 4Cs TOKENs, the smart contract will communicate with the Transfer Agent, which shall be required to confirm the transfer and record it in the transfer ledger, prior to completion of the transfer.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

_____

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

      (1)   to the issuer;
      (2)   to an accredited investor;
      (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Shares	1,250	1,250	Yes	No
Class B Shares	3,750	250	No	No

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

N/A

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No
Explain:

The security being offered will not have voting rights, and will be delivered via token.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The token holder rights are clearly defined herein. All other rights are owned by the Shareholders all of whom are also Officers and Directors of the Company and operate the Company on a day to day basis. Shareholders may take actions, the benefit(s) of which may inure solely to the Shareholders and not to token holders. For illustrative and example purposes only, and not intended to be a complete list, the Shareholders can sell their shares, transfer or sell control of the Company, merge or dissolve the Company, borrow monies, sell additional common or preferred shares, enter into contracts, buy or sell assets, pay, prepay or not pay any obligation including the tokens, initiate litigation or arbitration and any number of other permitted Shareholder or Officer actions acts that could potentially impact token holders differently than the Shareholders. Any one of these acts or omission either individually or in concert or combination could negatively impact token Investors.

FP:

OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Due to the new and unique structure of this security, current valuation methods are not applicable to the security. The initial price for the security was set arbitrarily based on decisions made by the principal shareholders at the time of their creation.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themselves or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince them that it is the wrong decision, but they do not have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

CYBER CONSUMER CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
	506(b)	#_____ Class B Shares	$	Operations

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

In dealing with a new technology and the application of such technology, it is imperative that one fully understands the total scope of the technology and its possible applications. In addition, after that has been properly and thoroughly assessed; an effective business model had to be developed and put in place in order to create an effective, viable and profitable business. Enormous resources in quality time and expertise was devoted to this. None of this time and expertise has been monetarily quantified as no fees have been charged to the company. A period of 18 months was devoted to this enterprise in coming to those crucial conclusions. (Please check 'Company's own evaluation report' for more details. In addition, the founders have spent in excess of $150,000 in digital development in fields covering 'Diversified Ledger Technology coin creation', digital marketing tools, a state-of-the-art website, a new generation Ecommerce global multi-lingual directory

FP:

OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

and a powerful one-hour PowerPoint Presentation for promotional and training seminars. The founders have also invested money, as and when needed, and are committed to doing so until the project has been fully realized to the point where it is ready to be launched into the market for further public funding.

FP: CRYPTO LAUNCH



CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

**Financial Statements
of**

Cyber Consumer Club Corporation

For the Period Ended

December 31, 2018



CYBER CONSUMER CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**



ANNETTE HALL CPA
CERTIFIED PUBLIC ACCOUNTANT

To the Management and Board of Directors
Cyber Consumer Club Corporation
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Cyber Consumer Club Corporation (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statement of income and retained earnings for the four months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I (We) believe that the results of my (our) procedures provide a reasonable basis for my (our) conclusion.

Accountant's Conclusion

Based on my (our) review, except for the issue noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, I am (we are) not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Known Departure from Accounting Principles Generally Accepted in the United States of America

A statement of cash flows for the four months then ended December 31, 2018, has not been presented. Accounting principles generally accepted in the United States of America require that such a statement be presented when financial statements purport to present financial position and results of operations.

Las Vegas, Nevada
January 19, 2019

Phone 702.458.1211 • Fax 702.458.0987 • mycpalvnv@aol.com
Street Address: 2190 E. Pebble Road, Ste. 210, Las Vegas, NV 89123 • Mailing Address: P.O. Box 230134, Las Vegas, NV 89105
FINANCIAL STATEMENTS BOOKKEEPING ACCOUNTING AND AUDITING QUICKBOOKS CONSULTING - CERTIFIED PRO ADVISOR
TAX PLANNING PAYROLL PREPARATION CONTRACTOR STATEMENTS



FP: CRYPTO LAUNCH

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

Cyber Consumer Club Corporation

Balance Sheet
December 31, 2018

ASSETS			
CURRENT ASSETS			
Cash		$	2,439
Cash Equivalents			0
	TOTAL CURRENT ASSETS		2,439
PROPERTY AND EQUIPMENT			
Equipment and Software			69,322
Accumulated Depreciation			0
	NET PROPERTY AND EQUIPMENT		69,322
	TOTAL ASSETS	$	71,761
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts Payable		$	0
Current Portion LTD			0
	TOTAL CURRENT LIABILITIES		0
LONG-TERM LIABILITIES			
Long-Term Debt			0
Less Current Portion LTD			0
	TOTAL LIABILITIES		0
STOCKHOLDERS' EQUITY			
Common Stock, $.001 par value:			
Authorized Voting Shares-250,000			
Issued Shares-1,250			
Outstanding Shares-1,250			108,186
Authorized Nonvoting Shares-750,000			
Issued Shares-250			0
Outstanding Shares-250			
Retained Earnings			(36,425)
	TOTAL STOCKHOLDERS' EQUITY		71,761
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	71,761

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT

FP: CRYPTO LAUNCH



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

Cyber Consumer Club Corporation

STATEMENT OF INCOME
For the period September 1, thru December 31, 2018

REVENUES

Income	$	0
Return		0
TOTAL REVENUES		0

OPERATING EXPENSES

Organizational Costs	7,346
Startup Costs	19,883
Research and Development Costs	9,196
Other Expenses	0
TOTAL OPERATING EXPENSES	36,425
INCOME (LOSS) FROM OPERATIONS	(36,425)

OTHER INCOME (EXPENSE)

Gain on Sale of Assets	0
NET INCOME (LOSS) $	(36,425)

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Cyber Consumer Club Corporation

STATEMENT OF STOCKHOLDERS' EQUITY
For the period September 1, thru December 31, 2018

BEGINNING	$	0
Net income (Loss)		(36,425)
Dividends Paid		0
TOTAL STOCKHOLDERS' EQUITY	$	(36,425)

SEE ACCOMPANYING NOTES AND ACCOUNTANT'S REPORT

FP: **CRYPTO LAUNCH**



**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): ○ Total income ○ Taxable income; and ○ Total tax; Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and • Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
b) More than $100,000, but not more than $500,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any

FP: CRYPTO LAUNCH



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No
        (B) engaging in the business of securities, insurance or banking?
        ☐ Yes ☑ No
        (C) engaging in savings association or credit union activities?
        ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person?

FP: **CRYPTO LAUNCH**



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

         (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
             ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
         ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
         ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
         ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

         (1)   any other material information presented to investors; and
         (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: 4cs.io

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD, INC. (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN

FP: **CRYPTO LAUNCH**



**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE**
Las Vegas, NV, 89117
702-773-1841

OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED OR IN ANY STATE OR JURISDICTION IN WHICH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Cyber Consumer Club Corp.
2220 Shaw Circle, Las Vegas, NV 89117

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Class B Non-Voting shares designated as 4Cs Token (the "Securities"), of Cyber Consumer Club Corp. a Delaware corporation (the "Company"), at a purchase price of $1.00 (one dollar and zero cents) per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the 4Cs Tokens are as set forth in the Certificate of Incorporation, as amended, included in the Exhibits to the Offering Statement of the company filed with the SEC (the "Offering Statement").

(b) Subscriber understands that the Securities are being offered pursuant to an offering circular (the "Offering Circular"), filed with the SEC as part of the Offering Statement. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, copies of the Offering Circular and Offering Statement, including the Exhibits thereto, and any other information required by the Subscriber to make an investment decision.

(c) Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription

FP: CRYPTO LAUNCH



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder relating to the rejected portion of the subscription shall terminate.

(d) The aggregate number of Securities sold shall not exceed 1,250,000 4Cs Tokens (the "maximum number of shares"). The Company may accept subscriptions until the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion, unless otherwise extended by the Company in its sole discretion in accordance with applicable SEC regulations (the "Termination Date"). The Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber and the terms of this Subscription Agreement, and the Company consents to the transfer in its sole discretion.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities by any means approved by the Company, including a check for available funds made payable to "Prime Trust, as Escrow Agent for Investors in Cyber Consumer Club Corp, by ACH electronic transfer or by wire transfer to an account designated by the Company, or by any combination of such methods.

(b) Escrow arrangements. Payment for the Securities must be received by Prime Trust (the "**Escrow Agent**") from Subscriber by ACH electronic transfer, wire transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount set forth on the signature page hereto. Upon such Closing Date, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company's transfer agent (the "**Transfer Agent**").

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes

FP:



OFFERING STATEMENT

CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation A or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(e) Financial statements. Complete copies of the Company's consolidated financial statements for the periods indicated thereon, including, balance sheets of the Company, and the related statements of operations, stockholders' equity and cash flows for such periods (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present, in all material respects, the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The accounting firm which has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth under the "Use of Proceeds" in the Offering Circular.

(g) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of each Closing Date:

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to

FP: CRYPTO LAUNCH



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Accredited Investor Status or Investment Limits. Subscriber represents that either:

(i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the signature page hereto concerning Subscriber is true and correct; or

(ii) The purchase price set out in paragraph (b) of the signature page to this Subscription Agreement, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(e) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(f) Company Information. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

FP:

OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

(g) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(h) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(i) <u>No Brokerage Fees</u>. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber. The undersigned will indemnify and hold the Company harmless against any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEVADA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS


10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Cyber Consumer Club Corp.
2220 Shaw Circle, Las Vegas, NV 89117

If, to a Subscriber, to the Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provisions, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.


10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]



FP: CRYPTO LAUNCH

OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

Cyber Consumer Club Corp.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting shares **Cyber Consumer Club Corp.**, designated as 4Cs Token by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The purchase price will be paid in (check one):   __X__ US Dollars   ____ ETH   ____ BTC

(b) For funds tendered in US Dollars

 (i) The number of 4Cs Tokens the undersigned hereby irrevocably subscribes
    for is: _____
                                                     (print number of Securities)

 (ii) The aggregate purchase price (based on a purchase price of [TOKEN] per Security
    PRICE) for the tokens the undersigned hereby irrevocably subscribes for is: $_____
                                                     (print aggregate purchase price)

(c) At the Company's sole discretion, BTC may be tendered. For funds tendered in BTC

 (i) The amount of BTC tendered: _____
                                                     (Number of BTC)
 (ii) Number of 4Cs Tokens TBD based on conversion methodology
    (See Appendix B):

(d) At the Company's sole discretion, ETH may be tendered. For funds tendered in ETH

 (i) The amount of ETH tendered: _____
                                                     (Number of ETH)
 (ii) Number of 4Cs Tokens TBD based on conversion methodology
    (See Appendix B):

(e)   EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto:

OR (ii) The amount set forth in paragraph (b) above (together with any previous investments in the Securities pursuant to this offering) does not exceed 10% of the greater of the undersigned's net worth or annual income.   (print applicable number from Appendix A)   _____

(f)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:



OFFERING STATEMENT

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,300
Maximum Amount	1,070,000	$1,070,000	$995,100

(print name of owner or joint owners)

SIGNATURES

Issuer Name

Title

Date

Purchaser Name

Date

APPENDIX A

An accredited investor includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

FP: CRYPTO LAUNCH



OFFERING STATEMENT

**CYBER CONSUMER
CLUB CORPORATION
2220 SHAW CIRCLE
Las Vegas, NV, 89117
702-773-1841**

10,000 4Cs Tokens at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,300**
Maximum Amount	**1,070,000**	**$1,070,000**	**$995,100**

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.